December 15, 2020

Via Edgar

Ada Sarmento

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	American BriVision (Holding) Corporation
Registration Statement on Form S-1
Filed November 24, 2020
File No. 333-250899

Dear Ms. Sarmento:

This letter is in response to the letter dated December 3, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to American BriVision (Holding) Corporation (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amendment No. 1”) is being filed to accompany this letter.

Registration Statement on Form S-1

Cover Page

1.	Please revise to indicate on which tier of the OTC Markets your common stock is currently quoted.

Response: In response to the Staff’s comment, the Company revised its disclosure on the cover page to accurately disclose that our common stock is currently quoted on the OTCQB.

Selling Shareholders, page 99

2.	It appears that a number of shareholders acquired the shares of your common stock in a merger that took place in February 2019, pursuant to a consulting agreement in June 2020 and through debt to equity conversions in August 2019 and April 2020 yet the selling shareholders table reflects that certain of these selling shareholders do not currently own any shares in the company’s common stock. Please revise or advise. If certain shares owned by the selling shareholders are already issued and outstanding, please have counsel revise the legality opinion to state that such shares “are” legally issued, fully paid non-assessable. See Section II.B.2.h of Staff Legal Bulletin No. 19.

Response:  In response to your comment, the Company updated the selling shareholder table to reflect that the selling shareholders currently own shares of the Company’s common stock. Accordingly, legal counsel revised its legal opinion to state such shares “are” legally issued, fully paid non-assessable.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Howard Doong
Name:	Howard Doong
Title:	Chief Executive Officer

Cc: Louis Taubman, Esq.

Hunter Taubman Fischer & Li LLC